

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 10, 2007

**Via U.S. mail and facsimile**

Mr. Russell Greenberg
Executive Vice President and Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

      **RE:**    **Form 10-K for the fiscal year ended December 31, 2006**
              **Form 10-Q for the quarter ended March 31, 2007**
              **File No. 0-16469**

Dear Mr. Greenberg:

        We have reviewed your response letter dated June 19, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Note 1(g) – Inventories, page F8

2.  We note your response to comment 7 from our letter dated June 4, 2007.  However, since other companies in your industry group may choose to include shipping and handling costs within cost of sales, it is possible that your gross profit and gross margin may not be comparable to other companies in your industry.  Therefore, as previously requested, please revise your MD&A in future filings to disclose the ways in which non-comparability could exist.

Note 2 – Material Definitive Agreements, page F12

3.  We note your response to comment 8 from our letter dated June 4, 2007.  Your disclosures on page F12 indicate that your agreement with Gap involves the development, production, manufacture and distribution of products for Gap and Banana Republic brand names to be sold in their stores.  Please tell us how you determined that the amortization of the warrants issued to Gap should be recorded in selling, general and administrative expenses instead of as a reduction of revenues. See paragraphs 9 and 10 of EITF 01-9 as well as Exhibit 01-9B.

4.  Please revise future filings to disclose the carrying amount of the liability representing your obligations under your registration payment arrangements as of each period end.  Alternatively, if you determined that no liability was necessary, please revise future filings to disclose this fact.

5.  As previously requested in comment 10 from our letter dated June 4, 2007, please tell us what each of the intangible assets included in the table on page F13 represents. For example, please provide us with a detailed list of the license agreements included in the license line item which totaled $54.9 million at December 31, 2006.  Your response should also tell us when each of these intangible assets were acquired, the period over which they are being amortized, and the line item to which amortization expenses is being recorded (e.g. cost of sales or selling, general, and administrative expenses), if applicable.

6.  We note your responses to comments 10 and 11 from our letter dated June 4, 2007. Please tell us the amount of minimum guarantee royalties you are required to pay Van Cleef & Arpels for each year of the license agreement.  Please also tell us how you determined that the amortization of the upfront royalty payment should be recorded in selling, general and administrative expenses instead of cost of sales.

7.  We note your response to comment 12 from our letter dated June 4, 2007. It appears that your advertising expenditure agreements with Burberry, Lanvin and possibly others represent purchase obligations as defined by Item 303 (a)(5)(ii)(D) of Regulation S-K. If your purchase obligations are subject to variable price provisions, then your contractual obligation table disclosures should provide estimates of the payments due and you should include footnotes to inform investors of the assumptions used to develop such estimates. To the extent that providing ranges of historical payments would be useful information to help investors evaluate the possible cash flow impact of these agreements, you may want to consider disclosing that information as well. Refer to Section III.D of SEC Release 33-8182/34-47264.

<p style="text-align:center">*  *  *  *</p>

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief